Exhibit 99.1

SANDSTORM GOLD TO RELEASE THIRD QUARTER RESULTS ON NOVEMBER 9

Vancouver, British Columbia — November 4, 2016 Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) will release its 2016 third quarter results on Wednesday, November 9, after markets close.

A conference call will be held on Thursday, November 10, 2016 starting at 8:30am PST to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688

North American Toll-Free: (+1) 888 390 0546
Conference ID: 54352592
Webcast URL: http://ow.ly/vULe305NMve

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 133 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.
For more information visit: www.sandstormgold.com

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1178